Mail Stop 4561

June 11, 2008

Mr. Larry M. Wright
President and Chief Executive Officer
Stratum Holdings, Inc.
Three Riverway, Suite 1500
Houston, TX 77056

        Re: **Stratum Holdings, Inc.**
                Item 4.01 Form 8-K
                Filed June 3, 2008
                File No. 0-51229

Dear Mr. Wright:

        We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Jonathan Wiggins
                        Staff Accountant